Filed by Cowen Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: LaBranche & Co Inc.

[Cowen Group, Inc. Letterhead]

17 February 2011

Dear Colleagues:

I would like to inform you of an exciting and important development.  As you may have seen, Cowen and LaBranche & Co Inc. today announced a definitive merger agreement under which Cowen will acquire LaBranche in a stock-for-stock merger transaction valued at approximately $192.8 million.

For those of you unfamiliar with LaBranche, the company was founded in 1924 and is a storied firm on Wall Street.  LaBranche was until recently a specialist on the floor of the New York Stock Exchange and is now a market-maker in options, exchange-traded funds and futures on various exchanges domestically and internationally.

In the wake of difficult market conditions LaBranche has put enormous energy into restructuring its business model to better position itself.  The combination with Cowen will provide our organization with an increased capital base and the opportunity to accelerate our time to market in a number of high growth areas, particularly electronic trading.  Moreover, it positions Cowen to expand our capital markets activities in China by utilizing LaBranche’s licenses, including its Hong Kong exchange membership.

Most of LaBranche’s businesses will fall within our Sales and Trading group and will have oversight from John O’Donoghue and Tom O’Mara.  We will communicate organizational structure in more detail following the close of the transaction.  The press release is attached for you to read in full, but simply put — this transaction is another important piece that we believe adds to the real momentum we have across the Cowen Group.

On that note, you may also have seen that Cowen announced that it expects to have a profitable fourth quarter — the first profitable quarter since early 2008.  While we’ll provide additional details when we formally announce our fourth quarter and full year results in March, I wanted to let you know how pleased I am with the hard work and progress we’ve made over the past year.  While we still have a way to go, this positive result is a direct outcome of all of your efforts and clearly demonstrates that we are on the right track with our business strategy.

Today’s developments reinforce my conviction that we have much to look forward to this year and I am excited about the opportunities that lie ahead.  Thanks to everyone who helped to get this transaction signed and thanks to all of you for your continued hard work and dedication.

Sincerely,

Peter A. Cohen

Chairman and Chief Executive Officer

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction, Cowen Group, Inc. (“Cowen”) and LaBranche & Co Inc. (“LaBranche”) will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of Cowen and LaBranche and that also constitutes a prospectus of Cowen.  Cowen and LaBranche will each mail the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cowen, LaBranche and the proposed transaction.  Investors and security holders may obtain these documents (and any other documents filed by Cowen or LaBranche with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Cowen may be obtained free of charge by directing such request to:  Investor Relations, 599 Lexington Avenue, New York, NY 10022 or from Cowen’s Investor Relations page on its corporate website at www.cowen.com and the documents filed with the SEC by LaBranche be obtained free of charge by directing such request to:  Investor Relations, 33 Whitehall Street, New York, NY 10004 or from LaBranche’s Investor Relations page on its corporate website at www.labranche.com.

The directors, executive officers, and certain other members of management and employees of each of Cowen and LaBranche may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Cowen and from the stockholders of LaBranche, respectively.  Information about the executive officers and directors of Cowen is set forth in the proxy statement for Cowen’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2010 and information about the executive officers and directors of LaBranche is set forth in the proxy statement for LaBranche’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.